Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2010 Exploration Review and Exploration Plans for 2011;

Recent Drilling Intersects High Grade Silver-Gold Mineralization in Several Veins at Guanacevi and Guanajuato;

New Property Acquisitions and Aggressive Drilling Programs Planned in 2011

Vancouver, Canada – February 1, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) released today its review of exploration results in 2010 and its exploration plans for 2011.  The Company’s exploration drilling programs in Mexico met with continued success in 2010, highlighted by the discovery of new, high grade silver-gold mineralized zones near Endeavour’s two silver mining operations, Guanacevi Mines in Durango State, and Guanajuato Mines in Guanajuato State.

Barry Devlin, Vice President of Exploration, commented, “Last year, our talented exploration team once again delivered some exciting new silver-gold vein discoveries which will be included in our next NI 43-101 reserve/resource estimate expected in a few weeks time.  Endeavour drilled approximately 41,400 meters (136,000 feet) in 148 drill holes testing multiple exploration targets in five separate mining districts in order to make new discoveries and expand silver resources.”

“At Guanacevi, our focus last year moved north into the San Pedro area, where we received encouraging sample and drill results from a number of recently discovered mineralized zones on historic mine properties.  Two exciting new finds, Epsilon and La Blanca, are in the vicinity of historic high grade silver mines along the western side of San Pedro, and two more, San Joachin and Santa Isabel, lie along strike to the north of historic high grade silver mines that occupy the east-bounding faults of the Guanacevi horst block (Endeavour’s Santa Cruz, Porvenir Norte, Porvenir Dos and Porvenir Cuatro mines are all located along the west-bounding fault of the Guanacevi horst block).”

“At Guanajuato, we enjoyed significant exploration success in 2010 extending high grade silver-gold mineralization within the Lucero vein for more than 800 meters along strike and more importantly, Endeavour discovered three new mineralized veins parallel to and in the footwall of Lucero, the Karina, Fernanda and Daniela veins.  Two drill rigs are working full time to extend these mineralized zones and several compelling new vein targets will also be drilled this year.  As a result, Endeavour has commenced a major expansion of the Guanajuato plant to 1000 tonnes per day in the 3rd Quarter, 2011.”

Guanacevi District

Endeavour currently holds 100% interests in 1,072 hectares (2,649 acres) within the historic silver district of Guanacevi which produced over 450 million ounces (oz) of silver according to SGM, the Mexican Geological Service. Since acquiring Guanacevi in 2004, Endeavour has found five high-grade silver ore-bodies along a five kilometer (3 mile) length of the prolific Santa Cruz silver vein (see Guanacevi maps on website).

In 2010, Endeavour drilled 7,000 meters in 23 holes in the San Pedro area resulting in two exciting new finds, Epsilon and La Blanca.  Recent drill results not previously announced include 3,319 grams per tonne (gpt) silver and 7.1 gpt gold over a 2.0 meter (m) true width in the Epsilon area (hole EPS1-2), and 3,000 gpt silver and 7.7 gpt gold over a 2.1 m true width in the La Blanca area (hole BC-03).
Endeavour continued to expand its land position at Guanacevi in 2010 with the addition of the 3 properties totaling 25 hectares.  Many of the old silver mining properties in Guanacevi had histories of small high grade mine production but very few of them were ever systematically explored and drilled.

Previously unreleased highlights of the 2010 drilling programs at Guanacevi were as follows:

San Pedro (Epsilon-Soto)
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(gpt)	(gpt)
EPS1-2	Manto	223.90	2.50	1.96	3,319	7.06
	Including	223.90	0.35	0.27	>10,000	31.80
EPS2-2	Soto	235.45	1.35	1.33	214	0.41
	Including	235.45	0.30	0.30	917	1.67
EPS3-1	Epsilon	249.50	1.15	0.58	6,680	11.17
	Soto	280.60	1.05	0.86	351	0.70
EPS3-3	Soto	296.25	4.10	3.72	406	0.64
	Including	297.55	0.55	0.50	937	1.57

San Pedro (La Blanca-Mi Nina)
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(gpt)	(gpt)
BC-01	Blanca	45.9	5.55	1.87	348	0.28
	Including	48.8	0.35	0.12	1,165	<0.05
BC-03	Blanca	33.95	3.50	2.11	3,000	7.66
	Including	36.15	0.65	0.39	>10,000	37.00

Porvenir Norte
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(gpt)	(gpt)
PS-618-01	Z1	433.5	11.90	10.69	274.7	0.75
PS-628-01	Z2	455.00	3.15	2.63	420.6	2.01
PS-636-01	Z2	438.50	1.81	1.62	330.4	0.47
	Z1	482.35	4.15	2.28	316.8	0.46
PS-636-03	Z2N	429.69	2.61	2.49	1,919.3	6.43
	Z1	435.28	2.41	2.29	597.1	0.92

Guanajuato District

Endeavour currently holds 100% interests in 2,314 hectares (5,719 acres) within the historic silver district of Guanajuato which produced over 1.2 billion oz silver according to the SGM. Since acquiring Guanajuato in 2007, Endeavour has discovered three high-grade silver-gold ore-bodies, one along the Veta Madre ore-bearing structure northwest of the Cebada mine and two along the La Luz mineralized veins southeast of the Lucero/Bolanitos mine (see Guanajuato maps on website).

In 2010, Endeavour drilled 18,000 meters in 61 holes in the Lucero area resulting in three exciting new finds, Karina, Fernanda and Daniela.  Recent drill results not previously announced include 158 gpt silver and 6.7 gpt gold over an 8.1 m true width in the Daniela vein (hole KA-27), and 367 gpt silver and 1.9 gpt gold over a 1.8 m true width in the Karina vein (hole KA-29).

Like Guanacevi, Endeavour continued to expand its land position at Guanajuato in 2010 with the addition of the 4 properties totaling 243 hectares.  Many of the old silver mining properties in Guanajuato also had histories of small high grade mine production but few of them were systematically explored and drilled.

Previously unreleased highlights of the 2010 drilling programs at Guanajuato were as follows:

Karina-Fernanda-Daniela Drill Results
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(gpt)	(gpt)
KA-25	Karina	77.60	1.20	1.04	286	1.22
	Fernanda	115.90	1.60	1.20	140	3.57
	Vein	151.25	1.35	0.87	428	6.72
KA-26	Vein	126.45	0.75	0.57	287	0.80
	Daniela	160.15	6.75	3.14	110	4.57
	Vein	174.35	0.95	0.77	91	8.22
KA-27	Vein	133.30	0.60	0.49	204	5.00
	Vein	205.80	0.90	0.69	313	5.00
	Vein	210.05	0.50	0.43	383	5.50
	Daniela	238.45	21.10	8.08	158	6.73
	Including	256.75	2.80	1.05	471	11.98
	Vein	267.55	3.40	1.34	64	7.98
KA-29	Karina	76.45	2.20	1.80	367	1.88
	Vein	81.80	0.75	0.48	21	10.50
	Fernanda	119.30	1.05	0.78	189	4.80

Bolanitos, Cebada
Hole	Vein	From	Core Length	True Width	Silver	Gold
		(m)	(m)	(m)	(gpt)	(gpt)
BVU 11	Bolanitos	348.20	2.40	2.08	116	0.93
BVU 12	Bolanitos	421.87	1.63	1.15	519	0.51
CVU 01	Cecilia	80.20	0.85	0.80	165	1.7
CVU 03	Cecilia	87.25	1.75	1.64	191	2.16
CVU 04	Cecilia	72.10	0.80	0.75	372	0.83
SJU 11	FW San Jose	283.20	0.20	0.18	1,195	1.41
	San Jose	297.75	1.90	1.72	749	0.91
CU-18	Veta Madre	108.00	1.00	0.80	1,190	0.85

Parral and Arroyo Seco Properties

In 2010, Endeavour drilled 10,000 meters in 34 holes at the San Juanico property in order to extend the known silver-gold-lead-zinc mineralization on Endeavour’s adjacent El Cometa property.  Both properties are located within the historic silver district of Parral, Chihuahua, which produced more than 250 million oz silver according to the SGM.

As of March 2009, Endeavour reported an NI 43-101 indicated resource at Cometa of 1.5 million oz silver and inferred resources totaling 1.0 million oz plus significant gold, lead and zinc resources (see Parral maps on website).  An updated combined resource estimate is anticipated for El Cometa and San Juanico shortly.

Recent drill results not previously announced include 52 gpt silver, 0.7 gpt gold, 4.2% lead and 1.9% zinc over an 4.8 m true width in the Cometa vein (hole SJ0-2), and 267 gpt silver, 1.2 gpt gold, 0.4% lead and 0.4% zinc over a 2.0 m true width also in the Cometa vein (hole SJ1-1).  Once the resource estimate is completed, management will review the economic mining potential of the Parral project.

An additional 1200 meters of drilling in 12 holes was carried out at Endeavour’s 1,215 hectare (3,002 acre) Arroyo Seco project in Michoacan to try and extend the previously discovered manto-style silver-lead-zinc mineralization along strike and down dip.

Recent drill results not previously announced include 864 gpt silver and 0.82% lead over an 1.1 m true width in hole AS-14, and 311 gpt silver and 0.94% copper over a 2.0 m true width in hole AS-13.  Management has decided to seek a partner or buyer for the Arroyo Seco properties as they do not have sufficient silver potential to be of interest to Endeavour.

2011 Exploration Plans

In 2011, Endeavour plans an aggressive $9.2 million, 47,000 meter, 175-hole exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active in Mexico plus any new targets within new districts the Company may acquire during the year.

The first priorities will be to follow up the new discoveries made near Endeavour’s two mining operations at Guanacevi and Guanajuato as highlighted above and to test several new prospective targets within those two districts.  Management is confident that the potential to discover and develop new silver-gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also commence surface exploration drilling on the San Sebastian properties acquired last year in Jalisco state, Mexico.  Surface sampling has identified numerous high-grade silver and gold mineralized zones at San Sebastian that will be tested in 2011.

Significant sample results are as follows:

SIGNIFICANT SAN SEBASTIAN SAMPLE RESULTS

Sample ID	Zone	Width (m)	Ag (gpt)	Au (gpt)	Pb (ppm)	Zn (ppm)
ESA 10014	Los Pollos	Grab	1,185	0.74	1,370	355
ESA 10027	La Obra	1.15	1,120	1.06	547	124
ESA 10037	Ocote Alto	0.80	821	0.69	371	98
ESA 10045	San Martín	0.30	364	1.23	1,130	734
ESA 10058	La Obra	0.40	370	0.13	71	86
ESA 10060	Guadalupe	0.35	647	2.51	34	105
ESA 10066	La Obra	1.00	548	0.38	631	281
ESA 10069	La Obra	0.20	429	0.07	724	535
ESA 10075	El Tajo	Grab	1,295	2.82	11,150	500
ESA 10076	El Porvenir	Grab	5,040	18.80	4,920	4,610
ESA 10089	El Culebro	Grab	534	1.94	1,160	63
ESA 10096	El Tajo	0.55	673	0.64	18,800	227
ESA 10098	El Tajo	0.50	581	1.16	13,200	5,240
ESA 10099	El Tajo	0.56	1,295	2.02	25,100	3,630
ESA 10903	El Tajo	1.50	414	0.37	897	293
ESA 10904	El Tajo	1.50	474	0.78	449	366
ESA 10907	San Agustín	0.50	603	0.23	2,050	1,755
ESA 10912	El Rosario	0.30	634	0.68	740	164
ESA 10926	La Carbonera	Grab	4,010	14.75	11,800	743

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, Guanacevi and Guanajuato Projects.  Godfrey Walton, M.Sc. P.Geo. President and Chief Operating Officer is the Qualified Person who reviewed this news release and supervised the mine surface and underground drilling programs at the Guanacevi and Guanajuato Mines.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email

hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated future performance, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.